Mail Stop 3010

April 6, 2010

VIA U.S. MAIL AND FAX (609)716-8255

Mr. Peter M. Pizza
Vice President and Chief Financial Officer, Principal Financial Officer and Principal
Accounting Officer
Amrep Corporation
300 Alexander Park, Suite 204
Princeton, New Jersey, 08540

      Re: **Amrep Corporation**
             Form 10-KSB for the year ended April 30, 2009
             Form 10-Q for the quarterly period ended January 31, 2010
             File No. 001-04705

Dear Mr. Pizza:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended April 30, 2009 Compared to Year Ended April 30, 2008, page 24

1. Given your disclosure regarding the downturn in the real estate market in the Rio Rancho area, and the trending decrease in sales price per acre of your real estate holdings, tell us whether you have performed impairment analyses of real estate inventory and investment assets. In your response tell us the outcome of the analyses and the significant assumptions used by management.

Item 8. Financial Statements and Supplementary Data

(3) Real Estate Inventory, page 45

2. We note that the Company accepted deeds in lieu of foreclosure related to delinquent mortgage notes receivable on previously sold real estate inventory during 2009 and 2008. Please tell us the significant terms of the original sales agreements, including, but not limited to, sales price, initial cash deposit, initial loan amount and gain on sales. In addition please tell us the method by which the Company originally recognized the gain on sale of these assets.

　　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Peter Pizza
Amrep Corporation
April 6, 2010
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief